SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                      Medco Research, Inc.
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                            584059109
                         (CUSIP Number)

                        Arthur Goetchius
   300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-922
          (Name, address and telephone number of person authorized to receive notices and communications)

                          May 23, 1995
     (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    13D
CUSIP No. 584059109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       100,799
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              100,799
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              100,799
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              .91%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 584059109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              209,126
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              209,126
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              209,126
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              1.89%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                              IA
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 584059109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              82,747
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              82,747
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              82,747
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              .75%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 584059109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                 The Pharmaceutical/Medical Technology Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              119,276
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              119,276
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              119,276
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              1.08%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 584059109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              511,948
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              511,948
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              511,948
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.62%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 584059109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              5,900
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              516,448
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              5,900
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              516,448
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              522,348
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.71%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 584059109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              6,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              511,948
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              6,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              511,948
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              517,948
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.67%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 584059109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              511,948
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              511,948
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              511,948
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.62%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

      The Schedule 13D, initially filed on December 29, 1993, is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D as follows:

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, no par value (the "Common Stock"), issued by Medco Research, Inc., a California corporation (the "Company"), whose principal executive offices are 85 Alexander Drive, Research Triangle Park, North Carolina 27709.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) the Pharmaceutical/Medical Technology Fund, L.P., a Delaware limited partnership ("Pharm Fund"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Pharm Fund, (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Pharm Fund, (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Pharm Fund; and (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Pharm Fund. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons".

     Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     The general partners of EGS Associates, EGS Partners, Bev Partners and Pharm Fund are William Ehrman, Frederic Greenberg, Frederick Ketcher, and Jonas Gerstl (collectively, the "General Partners"). Mr. Salvatore DiFranco resigned from EGS Associates, EGS Partners, Bev Partners, and Pharm Fund, as general partner, effective October 31, 1994, and is therefore no longer a reporting person. EGS Partners converted from a limited partnership to a limited liability company in 1995.

(b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, Pharm Fund and each of the General Partners is 300 Park Avenue, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

(c) The principal business of each of EGS Associates, EGS Overseas, Bev Partners and Pharm Fund is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a private investment firm and a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, EGS Partners, Bev Partners and Pharm Fund and other limited partnerships.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, EGS Partners, Bev Partners and Pharm Fund are Delaware limited partnerships. EGS Overseas is a British Virgin Islands corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners and Pharm Fund is approximately $1,353,406, $2,358,871, $548,368 $1,293,694, and
$1,753,015, respectively.

      To the best of Mr. Greenberg's knowledge, the net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $142,533.

      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman, is approximately $22,475.

      The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners and Pharm Fund were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg, Ketcher and Ehrman were purchased with personal funds or trust funds.

      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Pharm Fund are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-margin
accounts are maintained at Bankers Trust Company.   Since other securities are
held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his various accounts maintained at Goldman, Sachs & Co. or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at First Boston Corporation. The shares owned by Mr. Ehrman are held in an account maintained at Bishop Rosen. Currently, the interest rate charged on such various margin accounts is approximately 7.0% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. The Reporting Persons have recently disposed of and each may in the future dispose of any or all of the shares of the Common Stock held by it or him at any time, or acquire other shares.

      Recently, the Company has announced a plan to merge with Repligen Corp. subject to shareholder approval. The Reporting Persons have advised the Company that they believe the merger is not in the best interests of the shareholders.

      Except as set forth in the preceding paragraph, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 11,082,472 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 1, 1995, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 1995 (which is the most recent Form 10-Q on file).

      As of the close of business on May 23, 1995:

           (i) EGS Associates owns beneficially 100,799 shares of Common Stock, constituting less than 1% of the shares outstanding.

           (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 170,622 shares (constituting approximately 1.54% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 38,504 shares of Common Stock purchased for EGS Overseas (less than 1% of the shares outstanding), which, when aggregated, total 209,126 shares of Common Stock, constituting approximately 1.89% of the shares outstanding.

           (iii) Bev Partners owns beneficially 82,747 shares of Common Stock, constituting less than 1% of the shares outstanding.

           (iv) Pharm Fund owns 119,276 shares of Common Stock, constituting approximately 1.08% of the shares outstanding.

           (v) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 10,400 shares of Common Stock, constituting less than 1% of the shares outstanding.

           (vi) Mr. Ketcher owns directly 6,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

           (vii) Messrs. Ehrman and Gerstl own directly no shares of Common
Stock.
           By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 100,799 shares beneficially owned by EGS Associates, the 209,126 shares beneficially owned by EGS Partners, the 82,747 shares beneficially owned by Bev Partners and the 119,276 shares beneficially owned by Pharm Fund. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Pharm Fund are aggregated, they total 511,948 shares of Common Stock, constituting approximately 4.62% of the shares outstanding.

           (viii) In the aggregate, the Reporting Persons beneficially own a total of 528,348 shares of Common Stock, constituting approximately 4.767% of the shares outstanding.

           (b)   (i)   Each of EGS Associates, EGS Partners (with respect to
shares of EGS Overseas and other discretionary accounts), Bev Partners and Pharm Fund has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

                 (ii) Each General Partner has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has shared power to vote and dispose of shares owned by members of his immediate family.

           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to May 23, 1995 until May 23, 1995 by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Pharm Fund, Bev Partners, Mr. Greenberg and Mr. Ehrman, are set forth in Schedules A, B, C, D, E, F, and G, respectively, and were all effected on the American Stock Exchange. During such period, Mr. Gerstl did not enter into any transactions in the Common Stock.

           (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

           (e) The Reporting Persons ceased to be the beneficial owners of 5% or more of the Common Stock of the Company on May 23, 1995.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit was filed with the original Schedule 13D filed on December 29, 1993 and is hereby incorporated in its entirety by this reference thereto.

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.

                           SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:     6/1/95                           /s/ William Ehrman
          ------------------------        ----------------------------
William Ehrman, individually and as general partner of each of EGS PARTNERS, L.P., EGS ASSOCIATES, L.P., Bev PARTNERS, L.P. and THE PHARMACEUTICAL/MEDICAL TECHNOLOGY FUND, L.P.

/s/ Frederic Greenberg
______________________________
Frederic Greenberg, individually and as general partner of each of EGS PARTNERS, L.P., EGS ASSOCIATES, L.P., Bev PARTNERS, L.P. and THE
PHARMACEUTICAL/MEDICAL TECHNOLOGY FUND, L.P.

/s/ Frederick Ketcher
______________________________
Frederick Ketcher, individually and as general partner of each of EGS PARTNERS, L.P., EGS ASSOCIATES, L.P., Bev PARTNERS, L.P. and THE
PHARMACEUTICAL/MEDICAL TECHNOLOGY FUND, L.P.

/s/ Jonas Gerstl
______________________________
Jonas Gerstl, individually and as general partner of each of EGS PARTNERS, L.P., EGS ASSOCIATES, L.P., Bev PARTNERS, L.P. and THE PHARMACEUTICAL/MEDICAL TECHNOLOGY FUND, L.P.

                           Schedule A


                      EGS Associates, L.P.

                Transactions in the Common Stock

                                            Price Per Share
  Date of         Number of                   (including
Transaction    Shares Purchased/(Sold)      Commissions, if any)

May 22, 1995     (100)                        15.305
May 22, 1995     (1,500)                      15.253
May 23, 1995     (1,150)                      14.680
May 23, 1995     (4,950)                      14.401

                           Schedule B

                       EGS Partners, L.P.

                Transactions in the Common Stock

                                            Price Per Share
  Date of          Number of                 (including
Transaction   Shares Purchased/(Sold)      Commissions, if any)

March 24, 1995       300                       12.945
March 31, 1995    (2,000)                      14.180
April 3, 1995     (1,000)                      14.430
April 26, 1995     5,000                       13.820
May 22, 1995      (1,700)                      15.305
May 22, 1995     (14,700)                      15.253
May 23, 1995      (1,810)                      14.680
May 23, 1995      (8,400)                      14.401

                           Schedule C

                     EGS Overseas Fund, Ltd.

                Transactions in the Common Stock

                                             Price Per Share
  Date of         Number of                   (including
Transaction    Shares Purchased/(Sold)      Commissions, if any)

March 31, 1995   (9,000)                      13.180
May 22, 1995     (1,000)                      15.305
May 22, 1995     (9,000)                      15.253
May 23, 1995       (400)                      14.680
May 23, 1995     (1,800)                      14.401

                           Schedule D

        The Pharmaceutical/Medical Technology Fund, L.P.

                Transactions in the Common Stock

                                           Price Per Share
  Date of          Number of                (including
Transaction   Shares Purchased/(Sold)      Commissions, if any)


March 31, 1995   (8,000)                      14.180
April 3, 1995    (4,000)                      14.430
April 21, 1995      100                       13.000
May 22, 1995     (1,000)                      15.305
May 22, 1995     (9,000)                      15.253
May 23, 1995     (1,265)                      14.680
May 23, 1995     (5,950)                      14.401

                           Schedule E

                       Bev Partners, L.P.

                Transactions in the Common Stock

                                            Price Per Share
  Date of            Number of                (including
Transaction    Shares Purchased/(Sold)      Commissions, if any)

May 22, 1995      (1,200)                     15.305
May 22, 1995     (10,800)                     15.253
May 23, 1995        (875)                     14.680
May 23, 1995      (4,000)                     14.401

                           Schedule F

                       Frederic Greenberg

                Transactions in the Common Stock

                                            Price Per Share
  Date of         Number of                  (excluding
Transaction    Shares Purchased/(Sold)      Commissions, if any)


May 1, 1995          3,000                      13.750

                           Schedule G

                         William Ehrman

                Transactions in the Common Stock

                                             Price Per Share
  Date of             Number of                (excluding
Transaction     Shares Purchased/(Sold)      Commissions, if any)

April 21, 1995    1,000                       13.375
May 22, 1995     (1,700)                      15.250